FILED BY ERA GROUP INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: BRISTOW GROUP INC.

COMMISSION FILE NO. 001-31617

Employee Email

We are excited to announce that Era Group has signed a definitive agreement to merge with Bristow Group, creating a financially stronger company with enhanced size and diversification. The combined company will offer a broader range of world-class, efficient aviation solutions to existing and new customers through enhanced fleet size and diversity, utilizing the industry’s most modern aircraft with the latest generation of technology and safety features.

I will become President and Chief Executive Officer of the combined company, which will remain headquartered in Houston, Texas. The balance of the senior management team will be named at a future date.

The combined company will operate under the Bristow name post-closing. While Era and Bristow both share good brand awareness and excellent reputations, Bristow has a larger global presence and a better-known global brand. The transaction is expected to close in the second half of 2020, and until the transaction closes, it will be business as usual—we will continue to operate as two separate companies.

Era remains steadfastly committed to providing safe, efficient and reliable helicopter services. Safety and reliability are deeply rooted in the culture of Era and Bristow and will remain key foundations of not only the combined company, but for each company prior to closing.

The combined fleet of the new company will include more than 300 of the industry’s most modern aircraft, including the largest fleet of some of the most desirable aircraft models servicing the offshore industry – S92, AW189 and AW139 helicopters. This enhanced fleet size and diversity will provide our customers with a broader range of reliable and efficient aviation solutions globally.

The combined company will have the financial resources to support continued investment in the latest aircraft and safety technologies to best serve the future needs of our customer base.

I greatly appreciate your dedication to Era over the years. Understanding that you may have questions about what this means for you, we have created an employee SharePoint site which can be found at https://eragroupinc.sharepoint.com/sites/project/SitePages/Home.aspx, where you will find answers to frequently asked questions. Please also feel free to discuss with your direct supervisor or manager.

Thank you for your hard work and professionalism as we embark on a new endeavor together.

Stay safe,

Chris Bradshaw

President and CEO

Forward-Looking Statements

Bristow and Era caution that statements in this filing which are forward-looking, and provide information other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of Bristow, Era and the combined company. These forward-looking statements include, among other things, statements regarding plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the parties results of operations, financial position, growth opportunities and competitive position, including anticipated or expected revenues, EBITDA run-rates, cost savings and synergies, best-in-class operations, opportunities to capture additional value from market trends, fleet size and diversity, safety and transition issues, free cash flow, plans to de-lever and potential shareholder return. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. These statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of Bristow and Era to obtain the shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; conditions imposed on the companies in order to obtain required regulatory approvals; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies or cost savings from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which Bristow and Era operate or credit markets, including disruptions in the offshore oil and gas markets throughout the globe; changes in the regulatory regimes governing the offshore oil and gas markets and the offshore oil and gas services markets; the inability of Bristow or Era to execute on contracts successfully; changes in project design or schedules; the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of Bristow and Era, changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see each of Bristow’s and Era’s annual and quarterly filings with the Securities and Exchange Commission, including Era’s annual report on Form 10-K for the year ended December 31, 2018, and Bristow’s annual report on Form 10-K for the year ended March 31, 2019 and their respective subsequent quarterly reports on Form 10-Q. This filing reflects the views of Bristow’s management and Era’s management as of the date hereof. Except to the extent required by applicable law, Bristow and Era undertake no obligation to update or revise any forward-looking statement.

Additional Information and Where to Find It

In connection with the proposed transaction, Era intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Era and Bristow that also constitutes a prospectus of Era (the “Joint Proxy Statement/Prospectus”). Each of Era and Bristow will provide the Joint Proxy Statement/Prospectus to their respective stockholders. Era and Bristow also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document which Era or Bristow may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. You may obtain a copy of the Joint Proxy Statement/Prospectus (when it becomes available), the Registration Statement (when it becomes available) and other relevant documents filed by Era and Bristow without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Era by mail at 945 Bunker Hill, Suite 650, Houston, Texas 77024, Attention: Investor Relations, by telephone at (713)-369-4700, or by going to the Investor page on Era’s corporate website at www.Erahelicopters.com; or (2) Bristow by mail at 3151 Briarpark Drive, Suite 700, Houston, Texas, 77042, Attention: Investor Relations, by telephone at (713) 267-7600, or by going to the Investors page on Bristow’s corporate website at www.Bristowgroup.com.

Participants in Proxy Solicitation

Era, Bristow and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Era and Bristow stockholders in respect of the proposed transaction under the rules of the SEC. You may obtain information regarding the names, affiliations and interests of Era’s directors and executive officers in Era’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 8, 2019, and its definitive proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 24, 2019. Investors may obtain information regarding the names, affiliations and interests of Bristow’s directors and executive officers on Bristow’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read The Joint Proxy Statement/Prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.